Contact

www.linkedin.com/in/saeju-jeong (LinkedIn)
www.noom.com (Company)

Top Skills

Start-ups

Entrepreneurship

Entrepreneur

Languages

Korean

English

Honors-Awards

The Best Apps of 2013 (Google Play)

Rank No.12 -- Best Places to Work 2013

Top 10 Best Application of 2011

Publications

Heart to Heart: [The Secret to Losing 35,000,000 Kilograms]

Saeju Jeong

CEO & Co-Founder, Noom
New York, New York, United States

Summary

As CEO and Co-founder of Noom, a consumer-led digital health platform, I have spent 15 years building a passionate team dedicated to our mission of helping people everywhere live healthier lives. Through a powerful combination of human coaching, psychology, and technology, we are empowering our Noomers to take control of their health and change their behaviors for good.

Coming from a family of doctors in South Korea, I have always had an intense desire to help people. From an early age, I knew my life's work would be dedicated to improving the wellbeing of as many people as possible. After losing my father at a young age, I became more motivated than ever to truly change lives for the better and to channel my entrepreneurial spirit (I founded South Korea's first-ever heavy metal record label) to make an impact. After dropping out of college and moving to the US, I met my co-founder Artem Petakov, who shared his vision of helping people live healthier lives, and convinced him to leave Google to develop Noom. As CEO, I am responsible for setting the strategic vision for Noom and have led the company through several years of tremendous growth, helping millions of people improve their lifestyles and health. In 2020, I was named EY Entrepreneur of the Year.

Experience

World Economic Forum

1 year 3 months

Associate Partner
November 2022 - Present (7 months)

Member of the Global Innovators Community and the Shaping the Future of Consumption Initiative

Member – Global Innovators Community
March 2022 - December 2022 (10 months)

Noom Inc.
CEO, Co-Founder
September 2006 - Present (16 years 9 months)
New York, United States

Ministry of Science ICT and Future Planning of South Korea
Steering Committee Member
November 2013 - December 2014 (1 year 2 months)
Seoul, Korea

L.C. Tek Inc.
Networking administrator
March 2001 - January 2005 (3 years 11 months)

BuyHard Productions
CEO, Founder
April 1999 - March 2001 (2 years)

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Education

홍익대학교 / Hongik University
Bachelor of Engineering (B.Eng.), Electrical and Electronics Engineering